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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ECHO BAY MINES LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    27875110
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |X|.

                               Page 1 of 7 Pages


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        SCHEDULE 13G

        CUSIP No. 27875110                                    Page 2 of 7 Pages

        1)      NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                T.A.L. Investment Counsel Ltd.
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        2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)     |_|
                                                                   (b)     |_|
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        3)      SEC USE ONLY

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        4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada
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                            5)      SOLE VOTING
                                    10,994,750 shares of Common Stock
        NUMBER              ----------------------------------------------------
        OF                  6)      SHARED VOTING POWER
        SHARES                      Not applicable
        BENEFICIALLY        ----------------------------------------------------
        OWNED BY            7)      SOLE DISPOSITIVE POWER
        EACH                        12,076,925 shares of Common Stock
        REPORTING           ----------------------------------------------------
        PERSON              8)      SHARED DISPOSITIVE POWER
        WITH                        Not applicable

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        9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               12,077,825 shares of Common Stock

       10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES                                                 |_|
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       11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               8.66%
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       12)     TYPE OF REPORTING PERSON
                   IA

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                                  Schedule 13G


        ITEM 1(A).    NAME OF ISSUER:

                      Echo Bay Mines Ltd.

        ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      3300 ManuLife Place
                      10180 101st Street
                      Edmonton, Alberta
                      T5J 3S4

        ITEM 2(A).    NAME OF PERSON FILING:

                      T.A.L, Investment Counsel Ltd.

        ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                      RESIDENCE:

                      The principal business office is 1000 de la Gauchetiere West, Suite 3100, Montreal, Quebec, Canada H3B 4W5

        ITEM 2(C).    CITIZENSHIP:

                      Canada

        ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

                      Common Stock

        ITEM 2(e).    CUSIP NUMBER:

                      27875110

                      ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-l(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS
                      A:

                            (e) |X| Investment Adviser registered under
                                    Section 203 of the Investment Advisers Act of 1940

        ITEM 4.      OWNERSHIP.

                      (a) Amount beneficially owned: 12,077,825 shares of
                          Common Stock

                      (b) percent of class: 8.66%

                      (c) Number of shares as to which such person has:

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                      (i)     Sole power to vote or to direct the vote:
                              10,994,750 shares of Common Stock

                      (ii)    Shared power to vote or to direct the vote:
                              Not applicable

                      (iii) Sole power to dispose or to direct the disposition of: 12,076,925 shares of Common Stock

                      (iv) Shared power to dispose or to direct the disposition of : Not applicable

        ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                      Not applicable

        ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                      PERSON.

                      Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of ECHO BAY MINES LTD. No one person's interest in the common stock of ECHO BAY MINES LTD. is more than five percent of the total outstanding common stock.

        ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                      Not applicable

        ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                      Not applicable

        ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                      Not applicable

        ITEM 10.      CERTIFICATION.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                   SIGNATURE

        After reasonable inquiry and to the beat of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with T.A.L. Investment Counsel Ltd.'s beneficial ownership of the common stock of ECHO BAY MINES LTD. at December 31, 1996 is true, complete and correct.

Date: February 13, 1997

                                                  T.A.L. INVESTMENT COUNSEL LTD.

                                                  /s/ Assunta Di Lorenzo
                                                  ----------------------
                                                  By: Assunta Di Lorenzo
                                                      Legal Counsel and
                                                      Corporate Secretary
                                      -5-